SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)*

ChinaCast Education Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

39136T101

(CUSIP Number)

February 9, 2007

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 39136T101	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hughes Network Systems, LLC (“HNS”) 11-3735091
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 2,957,573
6. Shared Voting Power 0
7. Sole Dispositive Power 2,957,573
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,957,573
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 39136T101	Page 3 of 4 Pages

Item 1(a).	Name of Issuer:
ChinaCast Education Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
600 Madison Avenue
15th Floor
New York, New York 10021

Item 2(a).	Name of Person Filing:
Hughes Network Systems, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:
11717 Exploration Lane
Germantown, Maryland 20876

Item 2(c).	Citizenship:
Delaware

Item 2(d).	Title of Class of Securities:
Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:
39136T101

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment Company Act (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 2,957,573
(b)	Percent of class: 11.3%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 2,957,573 .

CUSIP No. 39136T101	Page 4 of 4 Pages

(ii)	Shared power to vote or to direct the vote 0 .
(iii)	Sole power to dispose or to direct the disposition of 2,957,573 .
(iv)	Shared power to dispose or to direct the disposition of 0 .

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to a Contribution and Membership Interest Purchase Agreement between The DIRECTV Group, Inc. (“DIRECTV”), HNS, SkyTerra Communications, Inc. and DTV Network Systems, Inc. (formerly, Hughes Network Systems, Inc.) (“DTV Networks”) dated as of December 3, 2004, as amended, and a letter agreement dated February 8, 2007 between HNS and DIRECTV, HNS has agreed to transfer all of the shares of common stock of ChinaCast Education Corporation that are the subject of this Schedule 13G to DTV Networks on April 22, 2008.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2007

Hughes Network Systems, LLC

By:	/s/ Dean A. Manson
Name: Dean A. Manson Title: Vice President, General Counsel and Secretary